SUB-ITEM 77C


The shareholders of the MFS Strategic Value Fund (the "Fund"), a series of MFS Series Trust X, held a special meeting of the shareholders on July 9, 2009. Shareholders represented in person or by proxy voted as follows:

Item 1:

Approval of the Agreement and Plan or Reorganization providing for the transfer of assets of MFS Strategic Value Fund to MFS Value Fund, in exchange solely for shares of beneficial interest in MFS Value Fund and the assumption by MFS Value Fund of the liabilities of MFS Strategic Value Fund, the distribution of MFS Value Fund shares to the shareholders of MFS Strategic Value Fund in complete liquidation and termination of MFS Strategic Value Fund.


                                       % of Outstanding     % of Dollars
                        Dollars             Dollars           Present

Affirmative       $ 78,896,310.0861         41.352%           77.397%

Against           $  2,079,900.5296          1.090%            2.040%

Abstain           $  3,981,762.4027          2.087%            3.906%

Broker Non-Vote   $ 16,979,543.4901          8.900%           16.657%

Total             $101,937,516.5085         53.429%          100.000%